Correspondence

Michael A. Goldstein mgoldstein@beckerlawyers.com Phone: (212) 440-5988 45 Broadway, 17th Floor New York, New York 10006

August 23, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Doris Stacey Gama Mr. Joseph McCann Ms. Christine Torney Mr. Brian Cascio

Re:	Mana Capital Acquisition Corp Amendment No. 1 to Registration Statement on Form S-4 Filed July 27, 2022 File No. 333-265308

Dear Ms. Gama, Mr. McCann, Ms. Torney and Mr. Cascio:

On behalf of our client, Mana Capital Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 8, 2022 on Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on July 27, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its registration statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Q: How do I exercise my redemption rights?, page 5

1.	We note your amended disclosure highlighting that Holders of outstanding MANA Units must separate the underlying securities "far enough in advance" to permit the mailing of the certificates back to the holder so that the holder may then exercise redemption rights tendering the physical certificates or electronically delivering the shares within the required time limitation. Please revise here and on the cover page to specify the timeframe needed to meet the time limitation.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to provide the information requested in this comment. See the cover page to the prospectus included within the Amended Registration Statement and pages 5 and 13 of the Amended Registration Statement.

Background and Negotiations with Cardio, page 76

2.	We note your revised disclosure in response to prior comment 10 and reissue in part. Please explain why the past investment history of those who have invested with Cardio's Dr. Warren Hosseinion was a primary concern of diligence. Clarify what diligence MANA and/or its counsel conducted and what, if anything, they concluded.

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 74 in accordance with the Staff’s comment. In addition, the Company has revised such disclosure to clarify that the primary concern of its diligence investigation was not on the past investment history of those who previously invested with Dr. Hosseinion, but rather that it focused on the rates of return generated by companies that Dr. Hosseinion had either founded or led.

3.	We note your revised disclosures in response to prior comment 25. Please revise to indicate what diligence, if any, MANA or its representatives conducted concerning whether Cardio's products underwent processes and procedures to qualify as LDTs, including the requisite processes and procedures, and regulatory qualification of Cardio’s clinical laboratories and other vendors.

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 74 in accordance with the Staff’s comment.

Basis for MANA Board of Directors; Recommendation; Fairness Opinion, page 79

4.

We refer to your revised disclosures in response to prior comments 13 and 14. Your revised disclosures on pages 81 and 86 indicate that Benchmark utilized Cardio’s FY2025 and FY2026 revenue projections in all three customary valuation approaches it conducted to arrive at its fairness opinion. We further note your revised disclosures on pages 35 and 81 indicate that Cardio’s FY2025 and FY2026 revenue projections were based on the assumption that Cardio would obtain broad-based coverage and reimbursement from third-party payors by 2025 and that the MANA Board did not rely upon Cardio’s financial projections in recommending the Business Combination to its stockholders because the financial projections prepared by Cardio “are not reliable.” Accordingly, please revise all disclosures concerning Benchmark’s fairness opinion to explain that Benchmark relied upon FY2025-2026 projections that MANA’s Board considers to be unreliable. Also, revise all disclosures indicating that the MANA Board did not rely on Cardio’s financial projections to clarify that Benchmark primarily based its fairness opinion upon Cardio’s FY2025 and FY2026 projections.

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 35, 77, and 79 - 81 in accordance with the Staff’s comment.

Going Concern and Management's Plans, page 142

5.	We note your revised disclosures on pages 109 and 142 in response to prior comment 19 as well a your updated disclosures concerning the private placements. Please revise to disclose Cardio’s current plans for the proceeds to be received in connection with the Business Combination and private placements, including the approximate amount intended to be used for each specific purpose. To the extent that the proceeds are not sufficient to carry out the strategies you outline on pages 142-143, then please disclose which areas will require additional funding in the future.

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 109 and 142 in accordance with the Staff’s comment.

Exhibits

6.	We refer to prior comment 28 and reissue. Please tell us why you removed the disclosure on page 114 regarding these three contracts and provide your analysis for concluding that each of the three agreements is not required to be filed pursuant to Item 601(b) of Regulation S-K.

In response to the Staff’s comment, please be advised that Cardio continues to believe that the three contracts referred to in Comment No. 6 are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K. Generally, each of the subject contracts were entered into in the ordinary course of business and do not fall within any of the stated exceptions set forth in Item 601(b)(10)(ii). Specifically:

(A)                     With respect to the contract with IBI Scientific Corporation (“IBI”): This agreement, entered into in November 2020, is a fulfillment contract to assemble and supply kits to patients and/or providers to facilitate the collection of a blood sample, handling of the resulting biohazard material and delivery of the sample to the testing lab. The agreement was for an original term of 12 months, and renews annually, unless notice by either party is sent at least 60 days prior to the end of the current term. There is no exclusivity. Cardio provides most of the contents of the kits, while IBI supplies the biohazard bag and return envelopes and prints the packaging, shipping labels, instructions and a reminder sheet, affixing a unique bar code for identification and tracking on the carton, biohazard bag, blood tube and invoice. These are not proprietary services or products and can be sourced from numerous fulfillment facilities, or potentially internally.

(B)                     With respect to the contract with InTeleLabs, Inc.: This agreement, entered into in November 2020, is a telehealth services and clinical lab test supply agreement. InTeleLabs is a telehealth and personalized medicine company that provides individuals with access to home collection consumer-initiated diagnostic laboratory testing through its proprietary platform and network of independent healthcare professionals. The agreement has an initial two-year term and is renewable for successive one-year terms unless notified of cancellation at least 90 days prior to the end of the then-current term. Cardio currently uses InTeleLabs’ network of healthcare providers, among other providers and other sales channels, to receive orders for its Epi+Gen CHD™ test. Pursuant to this agreement, for patients interested in getting tested via the telemedicine option, InTeleLabs’ healthcare providers order the Epi+Gen CHDTM test for qualified patients; the sample collection kit for the test is delivered to the patient, currently by IBI, and once the test results are available, those healthcare providers then provide consultancy services to the patients regarding the test results and related matters. Through this agreement, Cardio has received minimal revenue and is pursuing offering this test through other providers and other sales channels that have the potential to provide significantly greater revenue streams due to the volume of patients they serve.

(C)                     With respect to the contract with MOgene: This agreement, entered into effective as of May 2019, is a five-year master development and testing services agreement, expiring in May 2024. Under the agreement, MOgene provided and continues to provide, as needed, test process, validation under CLIA regulation and process documentation control, as well as ongoing testing services and test results. The agreement may be terminated without cause by either party upon 180 days’ prior written notice. MOgene currently is Cardio’s choice to run its tests and provide test results to Cardio for transmission to the patient’s healthcare provider. However, according to the Centers for Medicare and Medicaid Services website, there are approximately 330,000 CLIA-certified laboratories. The agreement with MOgene is not exclusive, and therefore, Cardio believes that it could contract with another CLIA-certified lab without incurring unreasonable expense or delay, if, in the future, it were to decide to use a different lab. In addition, as set forth in the registration statement, Cardio intends to acquire a laboratory that would become the site where the Epi+Gen CHD™ test is offered, and Cardio is currently evaluating potential lab candidates for acquisition.

For the foregoing reasons, the Company respectfully requests the Staff’s concurrence with Cardio’s analysis that the contracts with IBI Scientific Corp., InTeleLabs, Inc. and MOgene are all contracts entered into in the ordinary course of Cardio’s business, that in each instance, there are numerous alternative sources that could provide the same services and that, were Cardio to decide to replace one or more of these counterparties, it could do so without incurring a material adverse impact on its business, financial condition or results of operations.

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Thank you for your assistance in this matter. Please contact the undersigned or Jie Chengying Xiu with any questions or further comments. Our email addresses are, respectively, jxiu@beckerlawyers.com and mgoldstein@beckerlawyers.com.

Very truly yours,

Becker & Poliakoff, LLP

By:	/s/ Michael A. Goldstein, Esq.

cc:	Jonathan Intrater (Mana Capital)
Jie Chengying Xiu, Esq. (Becker)
P. Rupert Russell, Esq. (Shartsis Friese LLP)